NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

February 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Jim B. Rosenberg
Washington, DC 20549

Dear Mr. Rosenberg:

NationsHealth, Inc. (“NationsHealth” or the “Company”) is in receipt of your letter dated January 30, 2007, regarding additional comments to NationsHealth’s response to your prior letter dated December 6, 2006. NationsHealth appreciates the assistance of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in complying with the applicable disclosure requirements to enhance the disclosure of financial information in the Company’s filings with the SEC.

This letter sets forth the Company’s responses to the comments of the Staff contained in your letter dated January 30, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December  31, 2005, which was filed on March 31, 2006. For your convenience, the Company has set forth below the Staff’s comments, in italics, followed by the Company’s responses thereto.

General

1.	Please confirm that you will include disclosures in future filings similar to your responses to prior comments one through four.

The Company hereby confirms that it will include disclosures in future filings similar to the Company’s responses, in its letter dated December 20, 2006, to prior comments one through four.

Notes to Consolidated Financial Statements

Note 4. CIGNA Agreement, page 49

2.	Refer to your response to prior comment five. Please tell us your basis under GAAP for recording “direct contract acquisition cost” as an asset for the value of the equity instruments issued to CIGNA in connection with your strategic alliance agreement. Please cite authoritative literature that supports your accounting treatment. Neither EITF 96-18 nor EITF 00-18 to which you refer provide guidance for determining an asset under GAAP. Also, please tell us why you describe this asset as “deferred equity compensation” on your balance sheet as that description does not appear consistent with “direct contract acquisition cost.”

The Company’s strategic agreement with CIGNA represents a revenue-producing contract under which the Company expects to benefit (and recognize revenue) for the term of the contract. The equity instruments issued to CIGNA were a specific condition of the agreement and, therefore, the value of those instruments is considered to be an incremental direct cost of acquiring the CIGNA contract and has been recorded as an asset by analogy to the guidance of paragraph 4 of FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts and the definition of incremental direct costs in FASB Statement No. 91. Recognition of incremental direct costs associated with acquiring a revenue-producing contract as an asset is also supported by Question 3 of SAB Topic 13.A.3.f.

The Company will more clearly disclose the basis for its accounting for these contract acquisition costs in its future filings. The Company will also refer to this asset as “deferred contract acquisition costs” in its balance sheets in future filings.

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Please contact me at (954) 903-5018 should you require additional information or have any questions.

Very truly yours,

/s/ Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.

cc: Joel Rubinstein: McDermott Will & Emery